UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Osmotica Pharmaceuticals plc
(Name of Issuer)

Ordinary shares, nominal value $0.01 per share
(Title of Class of Securities)

G6S41R101
(CUSIP Number)

David C. Camerini, Esq. c/o Fox Horan & Camerini LLP 885 Third Avenue, 17th Floor New York, NY 10022 (212) 480-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G6S41R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harsaul Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
23,667,540*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
23,667,540*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,667,540*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.4%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

* See Item 5.

SCHEDULE 13D

CUSIP No.	G6S41R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Altchem Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
23,667,540*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
23,667,540*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,667,540*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.4%*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* See Item 5.

SCHEDULE 13D

CUSIP No.	G6S41R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Orbit Co-Invest A-1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,182,243*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,182,243*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,182,243*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

* See Item 5.

Introduction

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on January 23, 2020 (the “Schedule 13D”) related to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Osmotica Pharmaceuticals plc, an Irish public limited company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following paragraph immediately following the first paragraph:

On October 12, 2021, the Issuer filed a Current Report on Form 8-K announcing that: (i) on October 6, 2021, the Issuer entered into an Underwriting Agreement with H.C. Wainwright & Co., LLC (the “Underwriter”) relating to an underwritten public offering of 14,000,000 of the Issuer’s Ordinary Shares and warrants to purchase 14,000,000 Ordinary Shares and on October 11, 2021, the Underwriter exercised its option to purchase warrants to purchase an additional 2,100,000 Ordinary Shares pursuant to such Underwriting Agreement, which offer closed on October 12, 2021; and (ii) on October 12, 2021, the Issuer issued 6,148,832 Ordinary Shares to Athyrium Opportunities IV Acquisition 2 LP pursuant to a Share Subscription Agreement dated October 1, 2021.

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Amendment No. 1 to the Schedule 13D are based upon 83,276,120 Ordinary Shares outstanding as of October 12, 2021, based on 63,127,288 shares outstanding as of September 30, 2021, and after giving effect to the issuance and allotment of Ordinary Shares on October 12, 2021 described above in Item 4.

Orbit Co-Invest A-1 LLC beneficially owns 1,182,243 of the Issuer’s Ordinary Shares, representing 1.4%.

Altchem Limited beneficially owns 23,667,540 of the Issuer’s Ordinary Shares, representing 28.4%. These Ordinary Shares consist of 22,485,297 Ordinary Shares held by Altchem Limited and 1,182,243 Ordinary Shares held by Orbit Co-Invest A-1 LLC. Altchem Limited serves as the manager of Orbit Co-Invest A-1 LLC. As a result, Altchem Limited may be deemed to share beneficial ownership of the Ordinary Shares held by Orbit Co-Invest A-1 LLC.

Harsaul Foundation beneficially owns 23,667,540 of the Issuer’s Ordinary Shares, representing 28.4%. These Ordinary Shares consist of 22,485,297 Ordinary Shares held by Altchem Limited and 1,182,243 Ordinary Shares held by Orbit Co-Invest A-1 LLC. Voting and disposition decisions with respect to Ordinary Shares beneficially owned by Altchem Limited are made by the foundation council of Harsaul Foundation, a foundation organized in Panama, in its absolute discretion. As a result, Harsaul Foundation may be deemed to share beneficial ownership of the Ordinary Shares held by each of Altchem Limited and Orbit Co-Invest A-1 LLC.

(b)	Orbit Co-Invest A-1 LLC may be deemed to have shared voting and dispositive power together with Harsaul Foundation and Altchem Limited with respect to the 1,182,243 Ordinary Shares held by itself. Each of Harsaul Foundation and Altchem Limited may be deemed to have shared voting and dispositive power with respect to the 23,667,540 Ordinary Shares held in the aggregate by Altchem Limited and Orbit Co-Invest A-1 LLC.

(c)	None of the Reporting Persons has effected any transaction in Ordinary Shares of the Issuer during the past 60 days.

(d)	Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2021

Altchem Limited

By:	/s/ GEORGIOS FILIPPOU

Name/Title: Georgios Filippou, Director

Harsaul Foundation

By:	/s/ CAMILO ANDRES MENDEZ CHONG

Name/Title: Camilo Andres Mendez Chong,

on behalf of Dirserv Inc., Foundation Council Member

Orbit Co-Invest A-I LLC

By:	/s/ GEORGIOS FILIPPOU

Name/Title: Georgios Filippou

on behalf of Altchem Limited, Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).